4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412
Fax: 204-488-9823

MEDICURE TO PRESENT AT BIO CEO & INVESTOR CONFERENCE

WINNIPEG, Manitoba – (February 11, 2008) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced its President and CEO, Albert D. Friesen, PhD, will deliver a corporate presentation at The 10th Annual BIO CEO & Investor Conference. The presentation will take place at 2:45 p.m. Eastern Time on Wednesday, February 13th in the East Foyer at the Waldorf-Astoria Hotel in New York, NY.

A live audio webcast of the presentation will be accessible through Medicure’s Investor Relations website at www.medicure.com. An archived edition of the presentation will be available later that day.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the development and commercialization of novel compounds to treat cardiovascular disorders. In addition, Medicure has a medicinal, chemistry based drug discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2007.

For more information, please contact:
Derek Reimer	Adam Peeler
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com